UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)


                        Integrated Security Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    45812J101
                            --------------------------
                                 (CUSIP Number)





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                                       13G
CUSIP No.  45812J101
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1.      NAME OF REPORTING PERSON               S.S. OR I.R.S. IDENTIFICATION NO.


        Renaissance US Growth and Income Trust PLC              None-Foreign
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)    [ ]
        (b)    [ ]
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        England
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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5.      SOLE VOTING POWER
        8,845,389 shares
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6.      SHARED VOTING POWER
        None
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7.      SOLE DISPOSITIVE POWER
        8,845,389 shares
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8.      SHARED DISPOSITIVE POWER
        None
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,845,389 shares
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        Not applicable
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        45.07%
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12.     TYPE OF REPORTING PERSON
        IV
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ITEM 1.
        (a)Name of Issuer.
           Integrated Security Systems, Inc.                        ("Company")

        (b)Address of Issuer's principal Executive Offices
           8200 Springwood Drive, Suite 230
           Irving, TX 75063

ITEM 2.

        (a)Name of Person Filing
           Renaissance US Growth and Income Trust PLC                 ("Filer")

        (b)Address of principal Business Office or, if none, Residence c/o Renaissance Capital Group, Inc., Investment Manager 8080 North Central Expressway, Suite 210, LB 59
           Dallas, TX 75206-1857

        (c)Citizenship
           England

        (d)Title of Class of Securities
           Common Stock

        (e)CUSIP Number
           No CUSIP Number; traded on London Stock Exchange
           However, ISIN No.  is GB00007325185

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) ______    Broker or Dealer registered under Section 15 of the Act

        (b) ______    Bank as defined in section 3(a)(6) of the Act

        (c) ______    Insurance Company as defined in section 3(a)(19) of the
                      Act

        (d) Investment Company registered under section 8 of the Investment Company Act
            -------

        (e) ______    Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940

        (f) ______    Employee  Benefit  Plan,  Pension  Fund  which  is
                      subject  to  the  provisions  of the  Employee  Retirement
                      Income Security Act of 1974 or Endowment Fund; see section
                      240.13d-1(b)(1)(ii)(F)

        (g) ______    Parent Holding Company, in accordance with section
                      240.13d-1(b)(ii)(G)(Note: See Item 7)


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        (h) ______    Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4. Ownership.

        (a)Amount Beneficially Owned:
        As of April 1, 2001, the Filer owned 8,095,389 shares of the Company's common stock on a fully converted basis. On April 11, 2001, the Filer purchased a $150,000 8% convertible promissory note, due and payable in 120 days and convertible at the Filer's option into common stock of the Company at a rate of $0.20 per share. Thus, the Filer owns 8,845,389 shares of the Company's common stock on a fully converted basis. The Investment Advisor is Renaissance Capital Group, Inc., which is also Investment Advisor to Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Growth & Income Fund III, Inc., also owns securities of Integrated Security Systems, Inc.

        (b)Percent of Class   45.07%

        (c)Number of shares as to which such person has:

           (i)        sole power to vote or to direct the vote:
                      8,845,389 shares
           (ii)       shared power to vote or to direct the vote:
                      None
           (iii)      sole power to dispose or to direct the disposition of:
                      8,845,389 shares
           (iv)       shared power to dispose or to direct the disposition of:
                      None

ITEM 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9. Notice of Dissolution of Group.

        Not applicable.

ITEM 10.Certification.



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        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 10, 2001                            /S/
                             -------------------------------------------
                                                Signature
                             Renaissance US Growth and Income Trust PLC by Renaissance Capital Group, Inc., Investment Manager Russell Cleveland, President
                             -------------------------------------------
                                                          Name and Title



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